Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated July 9, 2015
(To Preliminary Prospectus dated July 9, 2015)
Registration Statement No. 333-194106

On July 9, 2015, Paul Frischer, ETRE REIT, LLC's ("ETRE") Chief Executive Officer, sent an email message to certain friends and family of ETRE and of Fortis Property Group, LLC advising that a certain number of shares to be offered in the initial public offering would be made available through the platform maintained by LOYAL3 Securities, Inc. The content of that email is set forth below. Information on, or accessible through, the LOYAL3 Securities, Inc. website or any of the websites cited in either the video or transcript is not part of this Free Writing Prospectus, nor is it part of the preliminary prospectus or registration statement.

Subject: ETRE REIT’s First Public Offering is Available. You’re Invited.

Dear Friends and Neighbors,

Welcome to ETRE REIT, LLC’s (“ETRE REIT”) first public offering: a new type of real estate investment trust (REIT) designed to permit public investment in individual commercial real estate properties. The shares sold in this offering will allow investors to own an interest in State Street Financial Center, a 36-story office tower in the heart of Boston’s financial district.

We are excited to offer you access to our first public offering at the same price, and at the same time, as Wall Street. At our request, the underwriters have reserved an allotment of shares to be sold in the IPO to be offered through LOYAL3, for purchase by our friends and neighbors at the initial public offering price.

The LOYAL3 Social IPO™ Platform is designed to democratize IPO participation, making it easy and affordable for large numbers of people to purchase shares in our IPO at the same price, and at the same time, as institutions and other large investors. Participation is on a first-come, first-served basis.

Individuals can elect to purchase shares in our IPO through LOYAL3 in amounts starting at $100, with no transaction fees. Should you choose to forward this email, you must do so without changes, in precisely this form (only by email, to ensure that the hyperlinked preliminary prospectus is active, and only to U.S. residents).

For more information, or to view the preliminary prospectus and to enroll, click: ETRE REIT IPO through the LOYAL3 Platform.

ETRE REIT’s novel business model is opening access to commercial real estate investment in a whole new way. We’re pleased to be able to invite you to join us as investors in State Street Financial Center.

Paul Frischer
CEO
ETRE REIT, LLC

Questions and want to speak to someone from LOYAL3?
Email: support@loyal3.com
Phone: 855-256-9253
Web: LOYAL3

ETRE REIT, LLC (the Company) has filed a registration statement (including a prospectus) with the SEC for its initial public offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and its initial public offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus and, when available, the prospectus, and you may request a copy from LOYAL3 Securities, Inc. by calling toll-free 1-855-256-9253 or by emailing support@loyal3.com.

LOYAL3 Securities, Inc. is a U.S. registered broker dealer and is acting as a co-manager in this offering. U.S. residents only.